UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 15)*

The St. Joe Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

790148100
(CUSIP Number)

Bruce R. Berkowitz c/o Fairholme Capital Management, L.L.C. 4400 Biscayne Boulevard, 9th Floor Miami, FL 33137 (305) 358-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	790148100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,299,802

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

24,398,057

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
24,398,057

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.7%

14.	TYPE OF REPORTING PERSON*

IA

CUSIP No.	790148100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,299,802

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

24,398,057

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
24,398,057

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.7%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	790148100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Funds, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[__]
	(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,136,502

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

23,136,502

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
23,136,502

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.0%

14.	TYPE OF REPORTING PERSON*

IV

CUSIP No.	790148100

Item 1. Security and Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on October 14, 2010.

Item 2. Identity and Background.

No material changes from the Schedule 13D filed by the Reporting Persons on October 14, 2010.

Item 3. Source and Amount of Funds or Other Consideration.

No material changes from the Schedule 13D filed by the Reporting Persons on October 14, 2010.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their investment in the Shares on a continual basis. The Reporting Persons have no plans or proposals as of the date of this filing which, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D, except as set forth below.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

Item 5. Interest in Securities of the Issuer.

(a-e)  As of the date hereof, Fairholme may be deemed to be the beneficial owner of 24,398,057 Shares (33.7%) of the Issuer, the Fund may be deemed to be the beneficial owner of 23,136,502 Shares (32.0%) of the Issuer and Mr. Berkowitz may be deemed to be the beneficial owner of 24,398,057 Shares (33.7%) of the Issuer, based upon the 72,310,051 Shares outstanding as of March 30, 2017, according to the Issuer.

Fairholme has the sole power to vote or direct the vote of 0 Shares, the Fund has the sole power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the sole power to vote or direct the vote of 0 Shares to which this filing relates.  Fairholme has the shared power to vote or direct the vote of 23,299,802 Shares, the Fund has the shared power to vote or direct the vote of 23,136,502 Shares and Mr. Berkowitz has the shared power to vote or direct the vote of 23,299,802 Shares to which this filing relates.

Fairholme has the sole power to dispose or direct the disposition of 0 Shares, the Fund has the sole power to dispose or direct the disposition of 0 Shares and Mr. Berkowitz has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.  Fairholme has the shared power to dispose or direct the disposition of 24,398,057 Shares, the Fund has the shared power to dispose or direct the disposition of 23,136,502 Shares and Mr. Berkowitz has the shared power to dispose or direct the disposition of 24,398,057 Shares to which this filing relates.

The Reporting Persons have not effected any transactions in the Shares during the 60 days prior to the date of this filing.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have agreed with the Issuer that  Fairholme shall provide to the Issuer advance notice at least three (3) Business Days1  prior to effecting or consummating a Private Sale2  on behalf of one or more advised accounts, including the Fund (the "Fairholme Accounts") to (a) any Person3  pursuant to which such Person and/or any of such Person's Affiliates, as set forth in Rule 12b-2 under the Act, would to Fairholme's knowledge become the Beneficial Owner, as set forth in Rule 13d-3 under the Act, of twenty (20%) or more of the outstanding Shares (as adjusted for any stock dividend, stock split, recapitalization or similar event in respect of the Shares), or (b) any Person who has publicly announced (including, without limitation, by means of any disclosed reservation of the right to take in the future any action of the types enumerated in clauses (a) through (j) of Item 4 of Schedule 13D under the Act) an intention to (i) influence or seek control of the Issuer or its Board of Directors, or (ii) conduct a "solicitation" (as such term is used in the proxy rules of the SEC) to (x) remove and/or elect directors of the Issuer (including, for this purpose, any nomination sought to be effected in accordance with Rule 14a-11 under the Act), (y) amend or modify the Issuer's articles of incorporation or bylaws (as the same may be amended), or (z) submit for inclusion in any Issuer proxy materials any stockholder proposal relating to director nominations or any other business relating to control or influencing control of the Issuer or its Board of Directors pursuant to Rule 14a-8 under the Act.  Such notice shall, to the extent available, include the identity of the proposed transferee, the proposed price per share, a summary of the material terms of the intended sale, transfer, pledge or disposition, and a summary of any other transactions, contracts, agreements, arrangements or understandings between Fairholme or any of the Fairholme Accounts and the proposed transferee with respect to the Issuer or the Shares (whether held by the Fairholme Accounts or the proposed transferee).

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Statement

_______________________
1 "Business Day" means any day that is not a Saturday, Sunday or a day on which banks located in the State of Florida are authorized or obligated by applicable law or executive order to close or are otherwise generally closed.
2 "Private Sale" means any intended privately-negotiated sale, transfer, pledge or other disposition by any of the Fairholme Accounts, directly or indirectly, in one transaction or a series of related transactions, of Shares that does not occur in an undisclosed principal transaction effected by one or more broker-dealers on or through a nationally recognized securities exchange or automated inter-dealer quotation system of a registered national securities association.
3 "Person" means an individual or a corporation, partnership, limited liability company, association, trust, or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 26, 2017
(Date)
Fairholme Capital Management, L.L.C.

By: /s/ Paul Thomson
Chief Compliance Officer

Bruce R. Berkowitz

By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Funds, Inc.
By: /s/ Paul Thomson
Chief Compliance Officer Fairholme Capital Management, L.L.C.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D/A dated April 26, 2017 relating to the Common Stock of The St. Joe Company shall be filed on behalf of the undersigned.

April 26, 2017
(Date)

Fairholme Capital Management, L.L.C.

By: /s/ Paul Thomson
Chief Compliance Officer

Bruce R. Berkowitz

By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Funds, Inc.
By: /s/ Paul Thomson
Chief Compliance Officer Fairholme Capital Management, L.L.C.

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Paul R. Thomson, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his capacity as the controlling person of the sole member of Fairholme Capital Management, LLC, for the sole purpose of signing on his behalf any and all Regulatory Filings under the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940 and any amendments and supplements thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to accomplish the above, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall continue effective until revoked by me at any time.

Dated this 26th day of April, 2017.

Fairholme Capital Management, LLC

By: Fairholme Holdings, LLC, Sole Member

By: /s/ Bruce R. Berkowitz
Bruce R. Berkowitz, Controlling Person

SK 22146 0001 7465873 v2